UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): **December 1, 2010**

DELMARVA POWER & LIGHT COMPANY
(Exact name of registrant as specified in its charter)

Delaware and Virginia	**001-01405**	**51-0084283**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

800 King Street, P.O. Box 231, Wilmington, DE	**19899**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   **(202) 872-2000**

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.03   **Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.**

On December 1, 2010, Delmarva Power & Light Company (the "Company") completed the resale of (i) $15,000,000 in aggregate principal amount of The Delaware Economic Development Authority Pollution Control Refunding Revenue Bonds (Delmarva Power & Light Company Project) Series 2000C (the "Series 2000C Bonds") and (ii) $16,240,000 in aggregate principal amount of The Delaware Economic Development Authority Pollution Control Refunding Revenue Bonds (Delmarva Power & Light Company Project) Series 2000D (the "Series 2000D Bonds" and collectively, the "Bonds").

The Company realized net proceeds from the sale of approximately $31,138,470 before deduction of offering expenses. The Company intends to use the proceeds for general corporate purposes.

The Bonds were initially issued and sold by The Delaware Economic Development Authority ("DEDA") on July 7, 2000, pursuant to indentures of trust (the "Indentures"), each dated as of July 1, 2000, between DEDA and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee. The Company received the proceeds from the original issuance of the Bonds pursuant to loan agreements, dated as of July 1, 2000, between DEDA and the Company and used such proceeds to refund certain bonds previously issued by DEDA to finance or refinance certain pollution control facilities. The Company repurchased the Bonds on July 1, 2010, pursuant to a mandatory repurchase provision in the Indentures triggered by the expiration of the original interest rate period specified by the Bonds. While the Company held the Bonds they remained outstanding as a contractual matter, but were considered extinguished for accounting purposes. Accordingly, the resale of the Bonds will be recorded as long-term debt on its balance sheet.

In connection with the resale of the Bonds, the interest rate on the Series C Bonds and the Series D Bonds has been modified such that they will bear interest at a fixed rate of 1.80% and 2.30% per annum, respectively, payable each June 1 and December 1, commencing June 1, 2011. The Bonds are subject to mandatory purchase by the Company on June 1, 2012 at a purchase price equal to 100% of the principal amount, plus accrued interest, if any, to the purchase date.

The Bonds were resold by the Company pursuant to a Reoffering Agreement, dated November 16, 2010 (the "Reoffering Agreement"), with Morgan Stanley & Co. Incorporated, as remarketing agent under the Indentures, and Morgan Stanley & Co. Incorporated and M&T Securities, Inc., as underwriters (collectively, the "Underwriters"). The Underwriters or their affiliates have provided investment or commercial banking services to the Company and its affiliates, including as an underwriter of their securities, in the past and are likely to do so in the future. They receive customary fees and commissions for these services.

The Reoffering Agreement is filed herewith as Exhibit 1.1.

Item 9.01   **Financial Statements and Exhibits**

(d) Exhibits

Exhibit No.	Description of Exhibit
1.1	Reoffering Agreement, dated November 16, 2010, among the Company and Morgan Stanley & Co. Incorporated, as remarketing agent, and Morgan Stanley & Co. Incorporated and M&T Securities, Inc., as underwriters

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DELMARVA POWER & LIGHT COMPANY

Date: December 1, 2010   /s/ A. J. KAMERICK
                                    Name: Anthony J. Kamerick
                                    Title: Senior Vice President and
                                                   Chief Financial Officer